LEMMINKÄINEN CORPORATION      STOCK EXCHANGE RELEASE 5 JANUARY 2018 AT 9:15 A.M.

LEMMINKÄINEN WRITES DOWN DEFERRED TAX ASSETS RELATED TO NORWAY AND SWEDEN
In its financial statements 2017, Lemminkäinen will record a write-down for its deferred tax assets related to Norway and Sweden in accordance with IFRS standards.

On 30 November 2017, Lemminkäinen announced that it will start a programme to improve its competitiveness and profitability in its paving business in Sweden and Norway with activities such as lightening its operating model. Tax losses accumulated in the recent past in Norway and Sweden are causing significant uncertainty, when assessing their utilisation in accordance with the IFRS standards. According to the assessment, it is currently unlikely that sufficient taxable profit would be available in the future for the utilisation of the deferred tax assets. The write-down is made to the extent that the company has taxable temporary differences against which it will be able to use its unused tax losses.

The write-down will increase the company’s income tax expense in the income statement for 2017 and decrease the profit for the financial year. The write-down will not have an impact on the company’s profit guidance or cash flow for the year 2017. Lemminkäinen had recognised deferred tax assets of approximately EUR 10 million in Norway and approximately EUR 3 million in Sweden in September 2017.

Most of the deferred tax assets related to Norway and Sweden that will be written down will not expire and their future utilisation is not dependent on the accounting treatment. The company reassesses regularly the recognition criteria for the off-balance sheet deferred tax assets.

LEMMINKÄINEN CORPORATION
Corporate Communications

ADDITIONAL INFORMATION:
Ilkka Salonen, CFO
Tel. +358 2071 53378
ilkka.salonen@lemminkainen.com

DISTRIBUTION:
Nasdaq Helsinki Ltd
Key media
www.lemminkainen.com

Lemminkäinen is an expert in complex infrastructure construction and building construction in Northern Europe and one of the largest paving companies in its market. Together with our customers and 4,700 professionals we employ, we build a sustainable society. In 2016, our net sales were EUR 1.7 billion. Lemminkäinen Corporation’s share is quoted on Nasdaq Helsinki Ltd. www.lemminkainen.com
Notice to Lemminkäinen Shareholders in the United States
The YIT shares to be issued in connection with the merger have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act.
YIT and Lemminkäinen are Finnish companies and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States. Any financial statements or other financial information included in this release may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for U.S. shareholders of Lemminkäinen to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT and Lemminkäinen are located in non-U.S. jurisdictions, and some or all of YIT’s and Lemminkäinen’s officers and directors may be residents of countries other than the United States. As a result, U.S. shareholders of Lemminkäinen may not be able to sue YIT or Lemminkäinen or their respective officers and directors in a court in Finland for violations of U.S. federal securities laws. Further, it may be difficult to compel YIT or Lemminkäinen to subject themselves to the jurisdiction or judgment of a U.S. court.
Lemminkäinen’s shareholders should be aware that YIT may purchase Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed merger.